SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           Noven Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    670009109
                                 (CUSIP Number)

                                  April 2, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G/A is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 17 Pages)

CUSIP No. 670009109                 13G/A                  Page 2 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 O.S.S. Capital Management LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                2,047,147
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                2,047,147
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,047,147
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                8.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670009109                 13G/A                  Page 3 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oscar S. Schafer & Partners I LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                99,802
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                99,802
-----------------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                99,802
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                0.4%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670009109                 13G/A                  Page 4 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oscar S. Schafer & Partners II LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,085,319
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,085,319
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,085,319
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                4.4%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670009109                 13G/A                  Page 5 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    O.S.S. Overseas Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                862,026
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                862,026
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                862,026
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                3.5%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670009109                 13G/A                  Page 6 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             O.S.S. Overseas Master Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                862,026
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                862,026
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                862,026
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                3.5%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670009109                 13G/A                  Page 7 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                         O.S.S. Advisors LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                2,047,147
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                2,047,147
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,047,147
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                8.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670009109                 13G/A                  Page 8 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Schafer Brothers LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                2,047,147
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                2,047,147
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,047,147
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                8.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670009109                 13G/A                  Page 9 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Oscar S. Schafer
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                2,047,147
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                2,047,147
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,047,147
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                8.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670009109                 13G/A                  Page 10 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                Andrew Goffe
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                2,047,147
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                2,047,147
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,047,147
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                8.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 670009109                 13G/A                  Page 11 of 17 Pages

ITEM 1.

      (a)      NAME OF ISSUER: Noven Pharmaceuticals, Inc.

      (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 11960 S.W.
               144th Street
               Miami, Florida 33186

Item 2(a).     NAME OF PERSON FILING:

               (i) Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

              (ii) Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II", and together with OSS I, the "Partnerships"), with respect to shares of Common Stock directly owned by it;

             (iii) O.S.S. Overseas Master Fund Ltd., a Cayman Islands exempted company ("OSS Master"), with respect to shares of Common Stock directly owned by it;

              (iv) O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), with respect to shares of Common Stock directly owned by OSS Master;

               (v) O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of each of the Partnerships and as advisor to OSS Master, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by each of the Partnerships and OSS Master;

              (vi) O.S.S. Capital Management LP, a Delaware limited partnership (the "Investment Manager"), which serves as investment manager, and management company, to OSS Overseas, OSS Master and the Partnerships, respectively, and has investment discretion with respect to shares of Common Stock directly owned by OSS Master and Partnerships;

             (vii) Schafer Brothers LLC, a Delaware limited liability company (the "SB LLC"), which serves as the general partner to the Investment Manager, with respect to shares of Common Stock directly owned by the Partnerships and OSS Master;

            (viii) Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the senior managing member of the General Partner and of SB LLC, with respect to shares of Common Stock directly owned by the Partnerships and OSS Master; and

              (ix) Mr. Andrew Goffe ("Mr. Goffe"), who serves as a managing member of the General Partner and of SB LLC, with respect to shares of Common Stock directly owned by the Partnerships and OSS Master.

CUSIP No. 670009109                 13G/A                  Page 12 of 17 Pages

     The Partnerships, OSS Overseas, OSS Master, the General Partner, the Investment Manager, SB LLC, Mr. Schafer and Mr. Goffe are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2.

      (a)  NAME OF PERSON FILING
           (i)    O.S.S. Capital Management LP
           (ii)   Oscar S. Schafer & Partners I LP
           (iii)  Oscar S. Schafer & Partners II LP
           (iv)   O.S.S. Overseas Fund Ltd.
           (v)    O.S.S. Overseas Master Fund Ltd.
           (vi)   O.S.S. Advisors LLC
           (vii)  Schafer Brothers LLC
           (viii) Oscar S. Schafer
           (ix)   Andrew Goffe

      (b)  ADDRESS OF PRINCIPAL OFFICE, OR, IF NONE, RESIDENCE

           The address of the principal business offices of each of:

           (i)    Investment Manager
                         598 Madison Avenue
                         New York, NY 10022
           (ii)   OSS I
                         598 Madison Avenue
                         New York, NY 10022
           (iii)   OSS II
                         598 Madison Avenue
                         New York, NY 10022
           (iv)   OSS Overseas
                         Walkers SPV Limited
                         Mary Street
                         George Town
                         Grand Cayman KY1-9002
                         Cayman Islands, British West Indies
           (v)    OSS Master
                         Walkers SPV Limited
                         Mary Street
                         George Town
                         Grand Cayman KY1-9002
                         Cayman Islands, British West Indies
           (vi)   General Partner
                         598 Madison Avenue
                         New York, NY 10022
           (vii)  SB LLC
                         598 Madison Avenue
                         New York, NY 10022
           (viii) Mr. Schafer
                         598 Madison Avenue
                         New York, NY 10022
           (ix)   Mr. Goffe
                         598 Madison Avenue
                         New York, NY 10022

CUSIP No. 670009109                 13G/A                  Page 13 of 17 Pages

      (c)  CITIZENSHIP
           (i)    Investment Manager - Delaware, USA
           (ii)   OSS I - Delaware, USA
           (iii)  OSS II - Delaware, USA
           (iv)   OSS Overseas - Cayman Islands
           (v)    OSS Master - Cayman Islands
           (vi)   General Partner - Delaware, USA
           (vii)  SB LLC - Delaware, USA
           (viii) Mr. Schafer - USA
           (ix)   Mr. Goffe - USA

      (d)  TITLE OF CLASS OF SECURITIES
           Common Stock

      (e)  CUSIP NUMBER
           670009109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]  Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Fede ral Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

CUSIP No. 670009109                 13G/A                  Page 14 of 17 Pages

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owned:
           The Investment Manager may be deemed to beneficially own 2,047,147 Shares. OSS I may be deemed to beneficially own 99,802 Shares. OSS II may be deemed to beneficially own 1,085,319 Shares. OSS Overseas may be deemed to beneficially own 862,026 Shares. OSS Master may be deemed to beneficially own 862,026 Shares. The General Partner may be deemed to beneficially own 2,047,147 Shares as a result of its voting and dispositive power over 2,047,147 Shares owned by the Partnerships and OSS Master. SB LLC may be deemed to beneficially own 2,047,147 as a result of its voting and dispositive power over 2,047,147 Shares owned by the Partnerships and OSS Master. Mr. Schafer may be deemed to beneficially own 2,047,147 by virtue of his voting and dispositive power over 2,047,147 Shares owned by the Partnerships and OSS Master. Mr. Goffe may be deemed to beneficially own 2,047,147 by virtue of his voting and dispositive power over 2,047,147 Shares owned by the Partnerships and OSS Master.

      (b)  PERCENTAGE BENEFICIALLY OWNED

           Based on calculations made in accordance with Rule 13d-3(d), and there being 24,897,000 Shares outstanding:
                  (i) Investment Manager may be deemed to beneficially own approximately 8.2% of the outstanding Shares;
                  (ii) OSS I may be deemed to beneficially own approximately 0.4% of the outstanding
                         Shares;
                  (iii) OSS II may be deemed to beneficially own approximately 4.4% of the outstanding
                         Shares;
                  (iv) OSS Overseas may be deemed to beneficially own approximately 3.5% of the outstanding
                         Shares;
                  (iv) OSS Master may be deemed to beneficially own approximately 3.5% of the outstanding
                         Shares;
                  (v) General Partner may be deemed to beneficially own approximately 8.2% of the outstanding Shares;
                  (vi)   SB LLC may be deemed to beneficially
                         own approximately 8.2% of the outstanding Shares;
                  (vii) Mr. Schafer may be deemed to beneficially own approximately 8.2% of the outstanding Shares;
                  (viii) Mr. Goffe may be deemed to beneficially
                         own approximately 8.2% of the outstanding Shares.

      (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
           (i)    Sole power to vote or to direct the vote   NA.
           (ii)   Shared power to vote or to direct the vote 2,047,147.
           (iii)  Sole power to dispose or to direct the disposition of   NA.
           (iv) Shared power to dispose or to direct the disposition of 2,047,147.

CUSIP No. 670009109                 13G/A                  Page 15 of 17 Pages

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
             The (i) limited partners and the general partner of the Partnerships and (ii) the shareholders and advisor of OSS Overseas have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the Partnerships and OSS Overseas, respectively.

Item 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
             ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
             COMPANY
             Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
             See Item 2.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP
             Not applicable.

CUSIP No. 670009109                 13G/A                  Page 16 of 17 Pages

ITEM 10.   CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 7, 2009
                                          ----------------------------------
                                                         Date

                                                 /s/ Oscar S. Schafer
                                          ----------------------------------
                                                       Signature

                                          Oscar S. Schafer, Managing Partner
                                          ----------------------------------
                                                       Name/Title

                                                     April 7, 2009
                                          ----------------------------------
                                                         Date

                                                  /s/ Andrew Goffe
                                          ----------------------------------
                                                       Signature

                                          Andrew Goffe, Managing Member
                                          ----------------------------------
                                                       Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 670009109                 13G/A                  Page 17 of 17 Pages

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


           The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  April 7, 2009

                                   Oscar S. Schafer

                                   /s/ Oscar S. Schafer
                                   -------------------------------------
                                   individually and as senior managing member
                                   of (a) O.S.S. Advisors LLC,
                                   for itself and as the general partner of
                                   (i)  Oscar S. Schafer & Partners I LP;
                                        and
                                   (ii) Oscar S. Schafer & Partners II LP;
                                        and(b) Schafer Brothers LLC,
                                        for itself and as the general
                                        partner of O.S.S. Capital
                                        Management LP and investment manager
                                        of O.S.S. Overseas Fund Ltd. and
                                        O.S.S. Overseas Master Fund, Ltd.


                                   Andrew Goffe

                                   /s/ Andrew Goffe
                                   -------------------------------------
                                   individually